Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Baytex Energy Corp. ("Baytex")

2800, 520 – 3rd Avenue SW

Calgary, Alberta T2P 0R3

2.	Date of Material Change

February 27, 2023

3.	News Release

A news release dated February 28, 2023, disclosing in detail the material change summarized in this material change report was disseminated through the facilities of NewsFile on February 28, 2023 and would have been received by the securities commissions where Baytex is a "reporting issuer" and the stock exchanges on which the securities of Baytex are listed or quoted for trading in the normal course of their dissemination. The news release was filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") and the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") under Baytex's issuer profiles on www.sedar.com and www.sec.gov, respectively.

4.	Summary of Material Change

On February 27, 2023 Baytex entered into a Merger Agreement (the "Merger Agreement") with Ranger Oil Corporation (the "Ranger"), a Virginia corporation, that provides for the combination of Baytex and Ranger through the merger of an indirect wholly owned subsidiary of Baytex (the "Merger Sub") with and into Ranger (the "Ranger Merger"), with Ranger continuing its existence as the surviving corporation following the Ranger Merger (the "Surviving Corporation") as a direct wholly owned subsidiary of Baytex. The transactions contemplated by the Merger Agreement, including the Ranger Merger, are referred to herein as the "Transactions".

The closing of the Transactions is subject to the satisfaction of customary closing conditions, including the approval by Baytex's shareholders of the issuance of common shares in the capital of Baytex (the "Baytex Common Shares") as consideration for the Transactions (the "Share Issuance Resolution"), approval by the holders of the Ranger Common Stock (as defined herein), the expiration of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Baytex's registration statement on Form F-4 (the "Registration Statement") becoming effective under the U.S. Securities Act of 1933, as amended, and the Baytex Common Shares issued pursuant to the Merger Agreement being approved for listing on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX").

5.	Full Description of Material Change

5.1            Full Description of Material Change:

The following summaries of the Merger Agreement, the Ranger Support Agreement (as defined herein) and the Investor and Registration Rights Agreement (as defined herein) are subject to and qualified in their entirety by the full text of the Merger Agreement, the Ranger Support Agreement and the Investor and Registration Rights Agreement, respectively. The Merger Agreement, the Ranger Support Agreement and the Investor and Registration Rights Agreement have been filed on Baytex's SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov, respectively.

The Ranger Merger and the Support Agreement

On February 27, 2023, Baytex entered into the Merger Agreement with Ranger that provides for the combination of Baytex and Ranger through the merger of the Merger Sub with and into Ranger, with Ranger continuing its existence as the Surviving Corporation following the Ranger Merger, as a direct wholly owned subsidiary of Baytex. The Merger is subject to approval by the stockholders of Ranger and the approval by the shareholders of Baytex of the Share Issuance Resolution, among other customary conditions for a transaction of this nature and size.

Pursuant to the terms and conditions set forth under the Merger Agreement, Rocky Creek Resources, LLC, a Delaware limited liability company ("Rocky Creek"), and JSTX Holdings, LLC a Delaware limited liability company ("JSTX" and, together with Rocky Creek, the "Class B Holders"), executed and delivered to Baytex on February 27, 2023 a support agreement (the "Ranger Support Agreement"). Pursuant to the Ranger Support Agreement and the terms and conditions set forth therein, the Class B Holders have agreed, among other things, to: (i) vote in favor of the Ranger Merger; and (ii) prior to the effective time of the Ranger Merger (the "Ranger Merger Effective Time"), exercise their right to exchange (the "Opco Unit Exchange") all of their common units in ROCC Energy Holdings, L.P. and shares of Class B common stock, par value $0.01 per share, of Ranger (the "Class B Common Stock") for shares of Class A common stock, par value $0.01 per share, of Ranger (the "Class A Common Stock" and, together with the Class B Common Stock, the "Ranger Common Stock"). The Class B Holders own approximately 54% of the Ranger Common Stock. In connection with the Transactions, the Class B Holders have agreed that of the Baytex Common Shares issued to such Class B Holders upon closing of the Transactions, one-third will be subject to a three-month lock-up period, one-third will be subject to a six-month lock-up period and one-third will be subject to a nine-month lock-up period, in each case subject to certain exceptions, and Baytex has granted the Class B Holders certain registration and piggyback resale rights in the United States, as more fully described in the Investor and Registration Rights Agreement dated February 27, 2023 and entered into among Baytex and the Class B Holders (the "Investor and Registration Rights Agreement").

Subject to the terms and conditions of the Merger Agreement, each share of Class A Common Stock issued and outstanding immediately prior to the Ranger Merger Effective Time (including any shares issued pursuant to the Opco Unit Exchange but excluding shares of Class A Common Stock held by Baytex or Merger Sub), will be converted automatically at the Ranger Merger Effective Time into the right to receive: (A) 7.49 Baytex Common Shares (such consideration, the "Share Consideration"); and (B) US$13.31 in cash, without interest (the "Cash Consideration" and, together with the Share Consideration, the "Merger Consideration"). In connection with the Transactions, Baytex has entered into a debt commitment letter with certain Canadian chartered banks to provide aggregate debt commitments of US$1.75 billion, which are expected to be comprised of a US$1.0 billion revolving credit facility, a US$250 million term loan and a US$500 million 364-day bridge facility. The bridge facility will provide financing to backstop an anticipated issuance of new debt securities prior to closing of the Transactions. The debt commitments provide Baytex with the ability to optimize its capital structure, which includes the redemption of Ranger's outstanding senior notes, while maintaining adequate go-forward liquidity.

All of the equity interests of Merger Sub issued and outstanding immediately prior to the Ranger Merger Effective Time will be converted into and will represent one validly issued, fully paid and non-assessable share of Class A common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Ranger Merger Effective Time.

Additionally, pursuant to the Merger Agreement, each outstanding award issued pursuant to Ranger's 2019 Management Incentive Plan or any inducement award agreement (collectively, the "Ranger Equity Plan") of: (i) restricted stock units subject to time-based vesting (each, a "Ranger TRSU Award"), other than those Ranger TRSU Awards held by Ranger's non-employee directors ("Director TRSU Awards"); and (ii) restricted stock units subject to performance-based vesting (each, a "Ranger PBRSU Award"), in each case, that is outstanding immediately prior to the Ranger Merger Effective Time, will be converted into time-vested awards with respect to Baytex Common Shares ("Converted Baytex TRSU Awards") at the closing of the Ranger Merger (the "Closing"), with the number of Baytex Common Shares subject to the Converted Baytex TRSU Awards equal to the number of shares of Ranger Common Stock subject to the Ranger TRSU Award or Ranger PBRSU Award (at maximum level of performance), as applicable, multiplied by the sum of: (i) the Cash Consideration divided by the volume weighted average price of Baytex Common Shares on the NYSE for the five consecutive trading days immediately prior to the Closing; and (ii) the Share Consideration, rounded up to the nearest whole Baytex Common Share. Any dividend equivalents that have been accrued with respect to the Ranger TRSU Awards or Ranger PBRSU Awards will become payable ratably if and when such underlying Converted Baytex TRSU Award vests. Each Converted Baytex TRSU Award will remain subject to the same time-vesting schedule as the corresponding Ranger TRSU Award or Ranger PBRSU Award immediately prior to the Ranger Merger Effective Time; provided, however, that upon an involuntary termination of the holder's employment or service by Baytex, Ranger or any of their subsidiaries without "Cause" (as defined in the Ranger Equity Plan) or, solely with respect to a Converted Baytex TRSU Award that was converted from a Ranger TRSU Award or a Ranger PBRSU Award that had such a provision in the award agreement pursuant to which such Ranger TRSU Award or Ranger PBRSU Award (as applicable) was granted, a resignation by the holder for "Good Reason" (as defined in the applicable award agreement), in each case, that occurs on or within twelve months following the Ranger Merger Effective Time, such awards will immediately vest in full as of such termination date.

Each Director TRSU Award will vest in full at the Ranger Merger Effective Time and be cancelled and converted into the right to receive, without interest, the Merger Consideration with respect to each share of Ranger Common Stock subject to such Director TRSU Award plus the amount of any dividend equivalents payable with respect to such Director TRSU Award that remain unpaid as of the Ranger Merger Effective Time.

Conditions to the Ranger Merger

The Closing is subject to the satisfaction of certain conditions, including, among others: (i) the receipt of the required approvals from each of Baytex's and Ranger's respective shareholders and stockholders (the Share Issuance Resolution will require approval by a simple majority of the votes cast by holders of Baytex Common Shares voting in person or by proxy at the meeting of holders of Baytex Common Shares and the Transactions will require approval by a simply majority of the votes cast by the holders of Ranger Common Stock voting in person or by proxy at a special meeting of holders of Ranger Common Stock); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the absence of any law or order prohibiting the consummation of the Ranger Merger; (iv) the effectiveness of Baytex's Registration Statement contemplated by the terms and conditions of the Merger Agreement; (v) the authorization for listing of the Baytex Common Shares issuable pursuant to the Merger Agreement on the NYSE and the TSX; (vi) the absence of a Ranger material adverse effect; and (vii) the consummation of the Opco Unit Exchange. The obligation of each party to consummate the Ranger Merger is also conditioned upon the other party's representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement, and the receipt of an officer's certificate from the other party to such effect.

Termination Rights

The Merger Agreement contains certain termination rights for both Baytex and Ranger, including, among others: (i) by either Baytex or Ranger if a final non appealable governmental order has been issued prohibiting the Ranger Merger; (ii) by either Baytex or Ranger if the Ranger Merger shall not have been consummated by 5:00 p.m. Houston, Texas time on October 15, 2023; (iii) by a party if the other party breaches any of its representations, warranties, covenants or other agreements in the Merger Agreement subject to certain conditions; (iv) by either Baytex or Ranger, if the requisite Ranger stockholder approval and Baytex shareholder approval, respectively, shall not have been obtained upon a vote at a duly held shareholder and stockholder meeting; or (v) by a party if the other party's board of directors changes its recommendation with respect to the Transactions. The Merger Agreement may also be terminated upon the mutual written consent of Baytex and Ranger.

If the Merger Agreement is terminated in certain specified circumstances, Baytex or Ranger would be required to pay the other party a termination fee of $100 million and $60 million, respectively. Both parties have agreed to mutual non-solicitation provisions.

Other Terms of the Merger Agreement

The Surviving Corporation will be led by Eric T. Greager, President and Chief Executive Officer of Baytex and the Baytex leadership team. Baytex intends to add one senior operational leader to the Baytex leadership team and retain the Ranger teams operating in Houston. At closing, Baytex intends to appoint Jeffrey E. Wojahn and one additional independent director from the Board of Directors of Ranger to the Board of Directors of Baytex. Baytex and Ranger have also each made customary representations, warranties and covenants in the Merger Agreement, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions: (i) to conduct its business in the ordinary course, from the date of the Merger Agreement until the earlier of the Ranger Merger Effective Time and the termination of the Merger Agreement, and not to take certain actions prior to the Closing without the prior written consent of the other party; and (ii) not to solicit, initiate, encourage or otherwise facilitate any discussions concerning any other business combination or sale of material assets, subject to the ability to respond to unsolicited superior proposals, as further described in detail in the Merger Agreement.

5.2            Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact James Maclean, Vice President, General Counsel and Corporate Secretary, by telephone at 587-952-3000.

9.	Date of Report

March 1, 2023.

Advisory on Forward-Looking Information and Statements

Certain statements included in this material change report constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about the terms of the Agreement. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "will", "shall" or similar words suggesting future outcomes or statements. In particular, forward-looking information and statements contained in this document include, but are not limited to: the terms of the Merger Agreement, including timing and closing of the Transactions, receipt of required approvals, satisfaction of other customary closing conditions and expected changes and appointments to the board of directors of Baytex; the terms of Baytex's debt commitments, including the anticipated use of the bridge facility and the anticipated benefits of the debt commitments; and other matters. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although Baytex believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Baytex can give no assurance that such expectations will prove to be correct. Many factors could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Baytex.

In addition to other factors and assumptions which may be identified in this material change report, assumptions have been made regarding, among other things: that the Transactions will be completed on the terms contemplated by the Merger Agreement; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, shareholder, stock exchange and other third party approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Transactions, and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Baytex and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things: the ability to obtain shareholder, court and regulatory approvals in connection with the Transactions; the ability to complete the Transactions on the anticipated terms and timetable; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Baytex and/or Ranger; the tax treatment of the Transactions in Canada and the United States; declines in oil or natural gas prices; or the emergence of a Parent Superior Proposal or Company Superior Proposal (both of which as defined in the Merger Agreement). Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult Baytex's public filings at www.sedar.com and www.sec.gov/edgar for further, more detailed information concerning these matters, including additional risks related to Baytex's business.

The forward-looking statements or information contained in this material change report are made as of the date hereof and Baytex undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this material change report are expressly qualified by this cautionary statement.